Mallika Sinha
Chief Financial Officer

TEL +1-212-492-8958
FAX +1-212-492-8922
msinha@wpcarey.com

November 8, 2019

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Peter McPhun
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Carey Watermark Investors 2 Incorporated Form 10-K for the Year Ended December 31, 2018
Filed March 15, 2019
Form 8-K
Filed April 10, 2019
Response Dated November 8, 2019
File No. 000-55461

Dear Mr. McPhun:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated October 30, 2019 with respect to the Form 10-K for the year ended December 31, 2018 filed by Carey Watermark Investors 2 Incorporated (the “Company” or “CWI 2”) on March 15, 2019 and the Form 8-K filed by the Company on April 10, 2019. Please note that for the Staff’s convenience, the Company has recited the Staff’s comment in bold, and provided the Company’s response to the comment immediately thereafter.

Mr. Peter McPhun
United States Securities and Exchange Commission
November 8, 2019

Form 8-K filed April 10, 2019

Item 8.01 Other Events, page 2

1.	Please revise your disclosure to present historical NAV calculations.

The Company respectfully advises the Staff that it will include historical NAV calculations in future filings disclosing the annual NAV.

Sincerely,

/s/ Mallika Sinha
Mallika Sinha
Chief Financial Officer

Enclosures

cc:	Sapna Sanagavarapu, Esq. W. P. Carey Inc.

Kathleen L. Werner, Esq.
Clifford Chance US LLP